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                                                                 EXHIBIT (e)(5)

         AMENDMENT TO FORT JAMES CORPORATION 1996 STOCK INCENTIVE PLAN
                                 (AS AMENDED)

  By written consent of the Compensation Committee of the Fort James Board of Directors, effective as of July 13, 2000, Section 6(e) of the Fort James Corporation 1996 Stock Incentive Plan (as Amended) (the "Plan") is hereby amended by adding the following sentence at the end thereof:

  "Notwithstanding anything in the Plan or a stock option agreement to the contrary, and except to the extent the Plan or a stock option agreement provides for a longer period of exercise upon a termination of employment, if a Participant's employment is terminated by the Participant's employer other than for cause, or by the Participant for "Good Reason" under an employment agreement (to the extent the Participant has such an agreement), in either case during the three (3) years following a Change of Control, each Option held by such Participant may be exercised until the earlier of
  (1) three (3) years following the Change of Control and (2) the expiration of the original term of the Option."